March 17, 2016

Mr. Martin James
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Joy Global Inc.
Form 10-K for the Fiscal Year Ended October 30, 2015
Filed December 21, 2015
File No. 001-09299

Dear Mr. James;

On behalf of Joy Global Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated March 2, 2016 regarding the Company’s Annual Report on Form 10-K for the year ended October 30, 2015 (the “Form 10-K”). Our response to the comments is set forth below following the text of the Staff’s comments, which have been reproduced below in bold for reference.

Form 10-K for the Fiscal Year Ended October 30, 2015
Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating (Loss) Income, page 28

1.	We see that you experienced significant declines in operating margins over the past fiscal year. Please revise future filings to disclose the effect of loss contracts on the results of operations.

Company Response:

The Company’s operating margins have decreased over the past year, with the most significant aspect of the decrease related to the impairments associated with Goodwill and Other Long-Lived Assets. We have not had material loss contracts for the fiscal years ended October 30, 2015 and October 31, 2014. However, if a material loss contract is identified in future periods, the Company confirms that we would disclose the effect of the material loss contract on our results of operations for the applicable period.

Critical Accounting Policies
Goodwill and Other Intangible Assets, page 37

2.
We note that you have $354.6 million of goodwill associated with your Surface segment as of October 30, 2015. Given the continuing deterioration of your markets, please tell us your consideration of the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and the guidance in Section V of Release 33-8350, which states that under the existing MD&A disclosure requirements, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements.

Company Response:

We respectfully advise the staff that as part of the disclosure related to the risk of impairment associated with the $354.6 million of goodwill recorded on the Surface segment, the Company considered the requirements of Item 303(a)(3)(ii) of Regulation S-K and also the guidance in Section V of Release 33-8350. For example, when performing our annual goodwill impairment analysis, regardless of the percentage by which the fair value of our reporting units exceeds its carrying value, the Company considers numerous factors to determine the level of disclosures that may be required. These factors include, but are not limited to, known trends and uncertainties, changes in our business, regulatory developments and economic conditions.

We believe the Form 10-K includes disclosure responsive to the requirements of Item 303(a)(3)(ii) of Regulation S-K and also the guidance in Section V of Release 33-8350. This includes on page 27 of our Form 10-K, in which we discussed our view of the state of our customers’ end markets. Further, on page 26 of our Form 10-K, in the section entitled, “Impairment Charges,” we reiterated the impact that uncertainties in market conditions, the resulting impact on our stock price, and our continued assessment of those conditions could have on the recoverability of Surface goodwill balances. In addition, within our “Goodwill and Other Intangible Assets” discussion in the Critical Accounting policies section of MD&A on page 37, we identified the key assumptions used in our fair value calculation, which included forecasted financial information, discount rates, working capital, and terminal growth rates and further stated that such assumptions are “highly subjective and require significant judgment at many points in the analysis.” In particular, we denoted that assumptions regarding revenue growth rates, projected cost savings initiatives, and projected long-term growth rates were inherent in our determination of the related terminal values used.

Our Surface business, although not impaired as of October 30, 2015, was and will continue to be impacted by our customers’ end markets and by changes in commodity prices in general. We also considered that even though we are in a cyclical business, we are required to reconcile our market value to the combined carrying values of our reporting units, as part of our step one impairment evaluation. This reconciliation process may identify a short-term market issue that needs to be reconciled back to our discounted cash flow model used in calculating the fair value of our respective reporting units. Because of this nuance, we specifically identified our share price deterioration as a risk in the evaluation process.

Item 8. Financial Statements
Consolidated Statements of Operations, page F-5

3.	In future filings please present the aggregate amount of goodwill impairment losses as a separate line item consistent with ASC 350-20-45-2.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings we will comply with ASC 350-20-45-2 and disclose the aggregate amount of goodwill impairment losses as a separate line item.

Note 2. Significant Accounting Policies
Inventories, page F-11

4.	Please describe to us the inventory costing method used in those jurisdictions where you do not use FIFO. Revise future filings to clearly disclose the costing method used. Refer to ASC 330-10-50-1.

Company Response:

In certain jurisdictions, including Chile, Brazil, Mexico, Peru, India and Russia, we record our inventory on the average cost method where it is statutorily required. We confirm that we will disclose in future filings that the average cost method is being used in jurisdictions where the Company does not use FIFO.

Long-Lived Assets, page F-11

5.	In future filings where you record an impairment loss, please disclose the method used to determine fair value. Refer to ASC 360-10-50-2.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings where we record an impairment loss, we will comply with ASC 360-10-50-2 and disclose the method used to determine fair value.
Revenue Recognition, page F-16

6.
We see that you recognize revenue on long-term contracts using the percentage-of-completion method. Please tell us the process in place to assess changes to profit rates of a contract that may result in a revision to contract costs or estimates to complete.

Company Response:

For each percentage of completion contract, a contract summary is prepared, which details revenue and expected costs by each part to be utilized or service to be performed for the contract, as well as the associated aggregate gross profit margin. Contract summaries are reviewed and updated by regional management on a monthly basis and then further evaluated at monthly meetings held with members of our Finance and Commercial Accounting functions to identify any changes in total expected costs based on the current facts and circumstances of each individual project. A production meeting is also held on a weekly basis with members of the Accounting, Operations, Supply Chain, Engineering and Subcontract teams where that team walks through the status of each machine. Any revisions that impact the contract costs or estimates to complete are then accounted for on a prospective basis.

7.
We reference the life cycle management arrangements under which you provide supply parts and service for terms of 1 to 17 years. We see that you bill the customer under these arrangements each month based on hours of operation or units of production achieved by the equipment, and recognize revenues when parts are supplied or services provided. Please clarify the elements you identify under ASC 605-25 for these arrangements. In addition, please tell us how the monthly billing is allocated to each element provided under these arrangements.

Company Response:

In our life cycle management arrangements, each part, component, rebuild, and service is considered a separate element. Each of the elements are considered separate units of accounting as the deliverables have stand-alone value to the customer - they can be used by the customer on a stand-alone basis and we have control over the ability to deliver the other elements in the future. For life cycle management contracts that entail the sale of original equipment and other deliverables to be provided at a later date, the initially delivered component (i.e., the original equipment) has standalone value, as the same original equipment also is sold separately, outside of these arrangements.

Our methodology for pricing the various other elements in these life cycle management arrangements (which determines the monthly billing amount) is based on our experience of selling similar items on a stand-alone basis. We note that we manage our business with the objective of achieving a roughly consistent gross margin percentage by part or service offering.

We developed our revenue recognition policy around these separately priced life cycle management contracts based on the guidance in ASC 605-20-25-3. We recognize revenue over the contract period as parts are shipped and as routine maintenance and rebuild services are performed at a consistent margin. We note that the billing method is developed as a convenience to our customers, and does not determine when revenue is recognized.

During the contract period, we continuously review the contracts for potential losses, and if we anticipate a loss, we recognize our estimate of the loss immediately. The identification of such a loss occurs infrequently.

8.
You disclose that estimated losses on long-term contracts are recognized in full when identified. Please tell us what you mean by identified and how your policy considered ASC 605-35-25-45 which requires recognition of the entire anticipated loss as soon as the loss becomes evident.

Company Response:

As noted in response to comment #6 above, our percentage of completion contracts are assessed during monthly meetings to determine any changes in total expected costs based on the current facts and circumstances of each individual project. During these meetings, any contracts would be identified for which a loss is anticipated. Pursuant to ASC 605-35-25-45, the entire anticipated loss would be recorded within the month that such loss becomes evident. We have not had material loss contracts for the fiscal years ended October 30, 2015 and October 31, 2014.

9.
You disclose that sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Please tell us how you considered the disclosures required by ASC 605-35-50-6 to 50-8 for contract claims and ASC 605-35-50-9 to 50-10 for revisions of estimates.

Company Response:

Per ASC 605-35-25-31, contract claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. The Company does not incorporate any revenue amounts in excess of the agreed upon contract price into our percentage of completion calculation until we have agreed to the additional contract price with our customers through formal means, such as a revised contract, a change order, or a purchase order. As such, we respectfully advise the Staff that we believe the guidance in ASC 605-35-50-6 to 50-8 is not applicable to us.

Revisions to our estimates occur and are identified when our percentage of completion contracts are assessed during monthly meetings. In evaluating such revisions, the Company considers the guidance in ASC 605-35-50-9 to 50-10 and determines whether such revisions had, or are likely to have, a material impact on our results of operations or financial condition. There were no revisions to estimates that occurred during the period reported in the Form 10-K or subsequent to period end that would warrant disclosure. Should such revisions be material in future periods, we will disclose in future filings the associated impact of such revisions in accordance with ASC 605-35-50-9 to 50-10.

Note 7. Goodwill and Intangible Assets
Goodwill, page F-21

10.
Please revise future filings to disclose the gross amount of goodwill and accumulated impairment losses at the beginning and end of the period consistent with ASC 350-20-50-1. In addition, in future filings provide this information for goodwill in total and for each reportable segment.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings we will comply with ASC 350-20-50-1 and disclose the gross amount of goodwill and accumulated impairment losses, in total and for each reportable segment, at the beginning and end of the applicable reporting period.

On behalf of Joy Global Inc., and as requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to the Staff’s comments. Please feel free to contact Matt Kulasa, Vice President Controller and Chief Accounting Officer at 414-670-9022 or me at 414-319-8509 if you have any questions or need further information.

Sincerely,

/s/ James S. Sullivan
Chief Financial Officer
Joy Global Inc.